LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

6 October 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad ("LICB")

We enclose herewith a copy of the General Announcement dated 6 October 2003, Re: Recurrent Related Party Transactions of A Revenue or Trading Nature for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(Formerly known as LION LAND BERHAD)

YASMIN WEILI TAN BT ABDULLAH
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 11/4

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **03-10-2003 06:18:16 PM**
Reference No **LI-031003-8986B**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Recurrent Related Party Transactions of A Revenue or Trading Nature

* **Contents :-**

Pursuant to paragraph 2.0 of the Practice Note No. 12/2001, the Company wishes to announce that the Company has entered into recurrent transactions of a revenue or trading nature with its related party as set out in Table 1 ("Recurrent Transactions").

The Company has on 19 December 2002 obtained a mandate from its shareholders to enter into recurrent related party transactions of a revenue or trading nature with its related parties ("Shareholders' Mandate"). The Recurrent Transactions were not included in the Shareholders' Mandate as they are new Recurrent Transactions.

The following Directors do not consider themselves to be independent in respect of the Recurrent Transactions:

Datuk Cheng Yong Kim
Dato' Kamaruddin @ Abas bin Nordin
Cheng Yong Liang
Heah Sieu Lay

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

Secretary

03 OCT 2003

Other than as disclosed above, none of the Directors has any interest, direct or indirect, in the Recurrent Transactions.

It is likely that the Recurrent Transactions will occur with some degree of frequency and could arise at any time. In view of the time sensitive and frequent nature of the Recurrent Transactions, the Company will include the Recurrent Transactions in the circular to be issued in due course in relation to the renewal of the Shareholders' Mandate at the 2003 annual general meeting of the Company to be held by 31 December 2003.

Tables Section - This section is to be used to create and insert tables. Please make

the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Company	Nature of Transaction	Value Transacted	Estimated Value*	Related Party#
Lion Industries Corporation Berhad	Purchase of scrap iron	RM1.02 million	RM20.0 million	Lion Forest Industries Berhad Group

* Estimated value of further transactions prior to obtaining a renewal of the Shareholders' Mandate.

The abovementioned corporation is a related party as it is a person connected with:

i) Datuk Cheng Yong Kim (the Managing Director and a major shareholder of the Company) who has a direct and/or indirect interest held via corporations in which he has more than 15% shareholding.

ii) The following major shareholders of the Company who have a direct and/or indirect interest held via corporations in which they each has more than 15% shareholding:

a) Tan Sri Cheng Heng Jem
b) Lion Corporation Berhad
c) Lion Development (Penang) Sdn Bhd

iii) The following major shareholders of the Company who have a direct and/or indirect interest held via corporations in which they each has more than 15% shareholding until 14 March 2003 and are deemed to be major shareholders of the Company as defined in the Listing Requirements of the Kuala Lumpur Stock Exchange:

a) Lion Holdings Sdn Bhd
b) Amsteel Corporation Berhad
c) Peringkat Prestasi (M) Sdn Bhd
d) Mirzan bin Mahathir

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

Secretary

03 OCT 2003